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Supplementary information for
North American investors




United States generally accepted accounting principles

The Group prepares its accounts in accordance with generally accepted accounting principles (GAAP) applicable in the UK which differ in certain significant respects from those applicable in the USA. These differences and the adjustments necessary to restate the loss for the financial period and shareholders' equity in accordance with US GAAP are shown in the tables set out below:
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                                                              6 months to      6 months to    12 months to
                                                              28 Jun 2003      29 Jun 2002    28 Dec 2002
                                                                unaudited        unaudited        audited
                                                                 (pound)m         (pound)m       (pound)m
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
Loss for financial period
Loss attributable to shareholders - UK GAAP                          (125)            (237)           (458)
Adjustments:
    Amortisation of goodwill                                            4                6               9
    Impairment of US GAAP goodwill on adoption
      of SFAS 142 (net of release of negative goodwill)                 -              (22)            (22)
    Profit on sale of associated undertaking/subsidiary                 -               15             123
    Interest costs capitalised                                          3                4               6
    Depreciation of capitalised interest                              (10)              (9)            (18)
    Pension costs                                                      (3)              60              95
    Stock-based employee compensation awards                           (8)              (8)            (15)
    Accelerated depreciation                                           (4)              (8)           (151)
    Profit on disposal of fixed assets                                 (6)               -             (23)
    Deferred taxation                                                   1              (18)             29
    Profit on commodity derivatives                                    12               25              22
    Profit/(loss) on foreign currency derivatives                       7               (3)              5
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Loss for financial period in accordance with US GAAP                 (129)            (195)           (398)
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Loss per ADS in accordance with US GAAP (basic and diluted)  (pound)(0.41)    (pound)(0.62)   (pound)(1.27)
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Shareholders' equity
Shareholders' equity - UK GAAP                                      2,674            2,916            2,722
Adjustments:
    Additional goodwill under US GAAP                                  10                3                6
    UK GAAP goodwill on AvestaPolarit Oyj Abp                           -              (75)               -
    Purchase consideration                                            (26)             (26)             (26)
    Interest costs capitalised (net of depreciation)                  104              114              111
    Pension costs                                                     283              302              286
    Accelerated depreciation                                          151              298              155
    Deferred taxation                                                (128)            (196)            (129)
    Assets/(liabilities) arising from derivatives                      17               (7)              (2)
    Deferred profits on fixed asset disposals                         (29)               -              (23)
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Shareholders' equity in accordance with US GAAP                     3,056            3,329            3,100
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